Exhibit 14.1

Bel Fuse Inc.
Code of Ethics

Adopted February 11, 2004

Updated October 24, 2007

Updated February 9, 2011

Updated July 28, 2015

Updated November 1, 2017

Updated November 1, 2018

Updated August 1, 2019

Updated July 28, 2021

Updated August 3, 2024

Table of Contents

INTRODUCTION	1
RESPONSIBILITIES TO SHAREHOLDERS	2
Financial Integrity	2
Anti-Money Laundering	2
Insider Trading	2
Antitrust Activities	3
CONFLICTS OF INTEREST	4
RESPONSIBILITIES TO BEL	5
Business Opportunities	5
Company Resources	5
Intellectual Property	5
Equal Opportunity	6
Non-Harassment	6
Health & Safety	6
Alcohol & Drugs	7
Privacy of Information	7
RESPONSIBILITIES TO CONSUMERS	7
Product Quality	7
Authenticity of Component Parts	8
Sales, Marketing & Advertisment	8
RESPONSIBILITIES TO BUSINESS PARTNERS	8
Contractors & Suppliers	8
Gifts & Entertainment	8
RESPONSIBILITIES TO OUR COMMUNITIES	9
Environmental Protection	9
Responsible Sourcing of Minerals	10
News Media Inquiries	10
Public Activities	10
Anti-Corruption Compliance	11
Trade Controls & Sanctions Compliance	12
REPORTING VIOLATIONS	12
ETHICS & COMPLIANCE CHECKLIST	13
WAIVERS	13

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INTRODUCTION

At Bel Fuse Inc. (“Bel”), our values guide everything we do. Bel is committed to conducting business in accordance with the highest ethical and legal standards and has created an environment where open and honest communication is the expectation, not the exception. Failing to do so puts Bel’s name, reputation for integrity and business at risk. Bel holds its associates to this standard and offers the same in return. While Bel strives to achieve market leadership and business success, achieving results through unethical business practices is not tolerated.

Bel’s Code of Ethics & Business Responsibilities (this “Code of Ethics” or this “Code”) reinforces Bel’s commitment to the highest ethical and legal standards as set forth by Bel’s business practices. This Code provides each associate, officer and member of the Board of Directors of Bel, as well as Bel’s affiliated and subsidiary companies, suppliers, contractors, and other business partners, with guidance and perspective in understanding business ethics at Bel. Each associate, officer and member of the Board of Directors of Bel, as well as Bel’s affiliated and subsidiary companies, is subject to this Code. More than just a description of business standards, this Code is the centerpiece of Bel’s corporate-wide compliance program. While its words may change to reflect the constantly evolving marketplace, this Code’s basic principle-Bel’s integrity-has not and will not change. This Code was created to ensure that Bel’s associates, officers, directors, suppliers, contractors, and partners follow Bel’s commitment to customer satisfaction in accordance with ethical and legal standards, guided by this basic, unchanging principle of integrity.

This Code is designed to guide and help identify activities and behaviors that are appropriate in conducting business. Overall, the purpose of our Code is to deter wrongdoing and promote:

●	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
●	Full, fair, accurate, timely and understandable disclosure in reports and documents that Bel files with, or submits to, the Securities and Exchange Commission (SEC) and in other public communications;
●	Compliance with applicable governmental laws, rules and regulations;
●	Protection of Bel’s assets, including corporate opportunities and confidential information;
●	Fair dealing practices;
●	Prompt internal reporting of Code violations to an appropriate person or persons identified in this Code of Ethics; and
●	Accountability for adherence to this Code of Ethics.

No code of conduct can spell out the appropriate moral conduct and ethical behavior for every situation. In the final analysis, you must rely on your own good business judgment.

All directors, officers and associates are required to be familiar with this Code, comply with its provisions and report any suspected violations as described below in the section titled “Reporting Violations.”

Compliance with all applicable government laws, rules and regulations, as well as this Code and Bel’s business practices, will be strictly enforced. If you fail to comply with such laws, rules and regulations, this Code or Bel’s business practices, you will be subject to disciplinary action, up to and including termination of employment.

RESPONSIBILITIES TO SHAREHOLDERS

Bel is committed to advancing the long-term interests of its shareholders and to protecting and improving the value of their investment by observing the highest standards of ethical and legal conduct in all business dealings. Bel provides accurate, timely and understandable reports and documents to the Securities and Exchange Commission (SEC), the National Association of Securities Dealers Automated Quotations, Inc. (NASDAQ) and other regulators, as well as in other public communications. Bel conducts its operations in accordance with accepted principles of good corporate governance.

FINANCIAL INTEGRITY

Bel requires honest and accurate recording and reporting of financial information in order to make responsible business decisions. All financial books, records and accounts must accurately reflect transactions and events and conform to generally accepted accounting principles and to Bel’s system of internal controls.

Examples of unethical financial or accounting practices include:

●	Making false entries that intentionally hide or disguise the true nature of any transaction
●	Improperly accelerating or deferring the recording of expenses or revenues to achieve financial results or goals
●	Maintaining any undisclosed or unrecorded funds or “off the book” assets
●	Establishing or maintaining improper, misleading, incomplete, or fraudulent account documentation or financial reporting
●	Processing a sale or shipping product prior to receipt of a valid, customer-supplied purchase order
●	Making any payment for purposes other than those described in documents supporting the payment
●	Signing any documents believed to be inaccurate or untruthful

ANTI-MONEY LAUNDERING

Money laundering refers to actions that attempt to legitimize, channel, or conceal the origins of illegally obtained money. Bel prohibits all forms of money laundering, including knowingly facilitating or assisting in doing so, and complies with all anti-money laundering laws. Bel associates must undertake "know your customer" due diligence procedures with prospective business partners in order to detect any suspicious or unusual payments, circumstances, or entities that may pose a money laundering risk. Bel associates must immediately notify their supervisor of any such concerns.

INSIDER TRADING

It is illegal to buy or sell securities (either personally or on behalf of others) on the basis of material, nonpublic information. It is also illegal to communicate (i.e., to “tip”) material, nonpublic information to others so that they may buy or sell securities on the basis of that information. If you know material, nonpublic information about Bel or any other company, including contractors, customers, suppliers or business partners, you are prohibited from trading (directly or indirectly) or tipping others to trade in the securities of that company.

Material, nonpublic information is factual information that a reasonable investor would want to know before making an investment decision. Examples of material, nonpublic information include:

●	Quarterly or annual financial results
●	Financial forecasts
●	Significant financial developments
●	Possible mergers, acquisitions, joint ventures or divestitures
●	Significant product developments

These prohibitions continue for as long as the information you know remains material and nonpublic. Anyone who gives such nonpublic information to others may be subject to disciplinary action, up to and including termination of employment, as well as potential criminal prosecution. Guidance on questions about specific transactions should be obtained from Bel’s senior management in advance of the transaction.

ANTITRUST ACTIVITIES

The free enterprise system rests on the proposition that free and open competition is the best way to ensure an adequate supply of goods and services at reasonable prices. The antitrust laws of the U.S. are intended to protect and promote vigorous and fair competition.

No matter what position you hold, you must adhere strictly to U. S. antitrust laws and to all laws governing competition in any country in which Bel does business. Violation of antitrust laws can result in severe civil and criminal penalties, including imprisonment for individuals, and Bel can be subjected to substantial fines and damage awards.

The following agreements, arrangements or understandings with competitors, whether oral or in writing, must not occur:

●	Agreements to fix prices or boycott specified suppliers or customers
●	Agreements to allocate products, territories or markets
●	Agreements to exchange competitively sensitive information, especially prices
●	Agreements that limit the production or sale of product

Contacts with competitors are sensitive and risky, since courts can infer an agreement or collusion from such contacts when they are followed by common action or behavior. In contacts with competitors, you must not discuss:

●	Prices
●	Trade allowances or rebates
●	Costs
●	Competition
●	Marketing plans or studies
●	Production plans and capabilities
●	Any other confidential information

In addition, you must not help competitors exchange this type of information by sharing one supplier’s pricing or cost information with another supplier.

You should consult with Bel’s senior management when planning to contact a competitor. If any competitor initiates a discussion involving the subjects above, you must immediately excuse yourself from the conversation and immediately report the matter to Bel’s senior management.

Bel’s customers are free to establish their own resale prices for Bel products. While you may suggest or recommend resale prices, you must not take coercive action to require customers to comply with such suggestions or recommendations.

You should obtain advice from Bel’s senior management before engaging in any conduct or practice that may involve antitrust laws.

CONFLICTS OF INTEREST

Integrity in a business relationship means that all participants are working together for the common good and are not making decisions based on self-interest. You have a responsibility to avoid situations and relationships that involve actual or potential conflicts of interest. If you act, or appear to be acting, in your own self-interest, you lose the trust of customers, consumers and business partners, and Bel’s reputation is damaged.

Generally, a conflict of interest arises whenever an associate’s personal or financial interests differ from his or her responsibilities to Bel or from Bel’s best interest. In some cases, the activities of a spouse, domestic partner or an immediate family member can also create a conflict of interest. Put another way, a conflict of interest is created whenever an activity, association or relationship might impair independent exercise of judgment in Bel’s best interest.

Examples of situations that could be perceived as a conflict of interest and must be avoided include:

●	Conducting Bel business with a firm owned, partially owned or controlled by an associate or an associate’s relatives
●	Owning a financial interest in Bel’s vendors, customers or competitors (ownership of less than 1% of the stock of a publicly traded company that competes or does business with Bel is permissible)
●

Performing work, with or without compensation, for a competitor, governmental or regulatory entity, customer or supplier of Bel, or doing any work for a third party that may adversely affect your performance or judgment on the job or diminish your ability to devote the necessary time and attention to your duties at Bel

●	Loans by Bel to, or guarantees of obligations of, any director or executive officer
●	Using Bel property, materials, supplies, funds or other resources for personal purposes

These situations, and others like them, where loyalties to Bel could be compromised, must be avoided. If you believe you are involved in a potential conflict of interest, you must discuss it with your supervisor or Bel’s senior management.

RESPONSIBILITIES TO BEL

BUSINESS OPPORTUNITIES

You are responsible for advancing Bel’s business interests when the opportunity to do so arises. You must not:

●	Use corporate property, information or a position at Bel for personal gain
●	Appropriate or divert to others any business opportunity or idea in which Bel might have an interest
●	Compete with Bel in any way

COMPANY RESOURCES

Protect Bel’s assets as you would your own. Effective use of corporate resources is critical to Bel’s bottom line. Bel resources made available to help you perform your job include computers, laptops, telephones, cell phones, internet access and reproduction equipment. Bel maintains these resources and technologies for legitimate business activities and to support a positive, professional business climate. You are personally responsible for corporate assets placed in your control and are expected to use such resources and technology responsibly and professionally at all times.

●	Using Bel-provided technologies and property for communications of a personal nature should be on an infrequent basis
●	You must not use Bel assets to display, transmit or store inappropriate materials at any time
●	You are responsible for protecting these resources from damage, destruction, viruses, alteration, theft, fraudulent manipulation and unauthorized access, disclosure or use

INTELLECTUAL PROPERTY

Bel’s success depends upon protecting Bel’s intellectual property, including inventions, research and technical data, formulas, discoveries, designs, improvements, ideas, manufacturing directives, computer programs, trademarks, patents, copyrights, unpublished financial or pricing information, other confidential information and all related documentation. Confidential information is any information that gives Bel a competitive edge in the marketplace or that could harm Bel’s business or personnel if disclosed publicly. Confidential information also includes customer, sales, marketing and other corporate databases, marketing plans, associate personnel records, business proposals and strategies. You should consider all information gained through your work at Bel as confidential Bel information.

If you have access to Bel confidential information, you are obligated to protect and maintain Bel’s intellectual property and act responsibly with the sensitive information of competitors, customers, suppliers, contractors, and other business partners, as well as former associates and competitors. You must not use improper means to seek confidential information about a competitor.

Bel associates, suppliers and contractors are required to sign agreements regarding the use of Bel confidential information and intellectual property. Upon leaving Bel, you are prohibited from copying or retaining any documents or other materials that contain confidential information. Former associates are still bound to maintain the confidentiality of information learned during their employment at Bel.

RESPONSIBILITIES TO EACH OTHER

We each have a responsibility to one another to report any actions or activity that could be viewed as unethical. You can report such activities to your manager, or through Bel’s Ethics Compliance Hotline/Website at http://www.bel.ethicspoint.com/. Even if you are not directly involved, if you witness violations of this Code or Bel’s business practices, it is your responsibility to report such violations.

EQUAL OPPORTUNITY

Bel is committed to the fair and equitable treatment of all of its associates and applicants for employment. All associates and applicants are judged by their qualifications, demonstrated skills and achievements, without regard to age, race, color, religion, sex, sexual orientation, gender identity, genetic information, national origin, disability, veteran status or any other classification protected by federal, state and local laws and ordinances. This policy applies to all phases of the employment relationship, including recruiting, hiring, evaluation, promotion, training, transfer, corrective action, discipline, compensation and benefits. You are responsible for complying with Bel’s policy regarding equal opportunity.

Bel is committed to reasonably accommodating those individuals with a disability, if possible, after conducting a good faith discussion with the individual and reviewing the essential functions of the job.

NON-HARASSMENT

Bel’s policy prohibits all harassing conduct, including behavior, comments, e-mail messages or other conduct that contributes to an intimidating or offensive environment. This policy applies to all directors and officers, and to associates at all levels, as well as to associates and representatives of Bel’s suppliers, contractors, customers and other visitors at Bel locations. Bel has established policies and procedures mandating a work environment free from discrimination and harassment. These policies prohibit harassment or discrimination based on the race, color, religion, national origin, gender, sexual orientation, gender identity, genetic information, age, disability, or veteran status of associates or applicants. Discrimination or harassment based on any of the mentioned factors is prohibited.

We must help each other by speaking out when someone’s conduct makes us or others uncomfortable. You are responsible for promptly reporting harassment when it occurs. Retaliation against individuals who report such violations of Bel’s policy, or against those who provide information in an investigation of such violations, will not be tolerated. Bel will act promptly to take corrective action and appropriate discipline with respect to any harassment or retaliation, up to and including termination of employment.

Each of us has the right to work in an environment free of harassment, intimidation and other disruptive, offensive or abusive behavior. It is Bel’s policy to provide a workplace free from tensions involving matters that do not relate to Bel’s business. In particular, an atmosphere of tension created by ethnic, racial, sexual, or religious remarks, unwelcome sexual advances, requests for sexual favors or workplace violence will not be tolerated.

HEALTH & SAFETY

Bel is committed to providing a safe and healthy work environment. Each of us must be attentive to hazard prevention and the avoidance of accidents and injuries. You are responsible for observing the safety and health rules and practices that apply to your job. You are also responsible for taking precautions necessary to protect yourself and your co-workers, including wearing appropriate clothing and protective equipment and immediately reporting accidents, injuries and unsafe practices or conditions to the facility’s manager.

ALCOHOL & DRUGS

Bel has a responsibility to provide a safe work environment. Bel reinforces its commitment by prohibiting associates from using, possessing, distributing or being under the influence of illegal drugs or alcohol while working for Bel during business hours. In addition, alcohol is not permitted on Bel premises, except as authorized by Bel’s senior management.

In addition, Bel may conduct testing of its job applicants and its associates. An associate may be required to submit to testing when job performance or behavior indicates that he or she might be under the influence of drugs or alcohol. The presence of alcohol or a controlled substance in an associate’s system while on the job, or while performing duties, is a violation of policy and subject to disciplinary action, up to and including termination of employment. You must notify your Human Resource representative of any criminal drug conviction for a violation occurring in the workplace no later than five days after that conviction. Bel will comply with all applicable state and federal laws on this subject.

PRIVACY OF INFORMATION

Bel’s intent is to create an environment of knowledge, confidence and trust. It is Bel’s policy to acquire and retain only accurate, factual, job-related associate information required for the effective operation of Bel’s business or required by law in the jurisdictions in which Bel operates. Bel keeps associate information confidential and releases it only to authorized personnel with a clear need for such information or if compelled by law.

Customer and consumer information enables Bel to better understand and meet customer and consumer needs. Bel informs customers and consumers about the use and handling of the information they provide, including informing customers and consumers about the information collected, how such information is used and the choices they have concerning further uses of the information.

RESPONSIBILITIES TO CONSUMERS

PRODUCT QUALITY

Bel’s success depends upon consumer trust and satisfaction. Bel’s commitment to quality, affordability and safety is essential to its continued growth and success. Bel is committed to providing products that offer value to consumers and to maintaining consumer trust in its products based on product quality, performance and safety.

Bel is committed to the following principles related to product safety:

●	Products will be safe when used as intended
●	Safety testing will provide positive assurance of safety
●	Products will comply with all legislative and regulatory requirements with respect to product development and labeling

AUTHENTICITY OF COMPONENT PARTS

Counterfeit or non-authentic parts are parts, components, or other assemblies whose authenticity has been misrepresented in some way, including origin or source, materials used, performance, or characteristics. The integrity and quality of the component parts that Bel uses to manufacture its products is of the utmost importance to our business and reputation, and we therefore seek to use only authentic parts in our manufacturing processes. Bel associates must take all reasonable measures to minimize the risk of introducing any counterfeit parts into our manufacturing process, including working with our suppliers to maintain effective screening processes to detect and report such counterfeits.

SALES, MARKETING & ADVERTISEMENT

Bel’s success in the marketplace is based on the value that its products provide to consumers, as well as the truthfulness and accuracy of product and sales presentations and advertising. Bel will not use false or deceptive advertising to promote its products. Claims that favorably compare Bel products with those of competitors must be factual and based upon prior adequate substantiation. Deliberately misleading messages, omissions of important facts or false claims about competitors’ products are not acceptable.

RESPONSIBILITIES TO BUSINESS PARTNERS

CONTRACTORS & SUPPLIERS

Contractor and supplier relationships must be managed consistent with all applicable laws, as well as with good business practices. Bel is committed to seeking strong, mutually rewarding business relationships with companies and individuals who can enhance the quality of its products. Bel encourages fair competition among potential suppliers, contractors and other vendors, and treats each company or individual with fairness, integrity and without discrimination. The selection of subcontractors, suppliers and vendors must be made on the basis of objective criteria, including quality, technical excellence, price, delivery, adherence to schedules, product or service suitability, maintenance of adequate sources of supply and Bel’s purchasing policies and procedures.

Individuals who are involved in proposals, bid preparations or contract negotiations must be certain that all statements, communications and representations are accurate and truthful. You must always employ the highest ethical standards in business practices regarding source selection, negotiation, determination of contract awards, the administration of all purchasing activities and performance in compliance with specifications, requirements and clauses of contracts.

GIFTS & ENTERTAINMENT

To maintain trust in Bel’s business relationships, you must always act with integrity. The giving or acceptance of inappropriate gifts can undermine business relationships, hurt Bel’s reputation and put Bel in legal jeopardy.

You have a responsibility to make sure that all decisions regarding the purchasing of materials, supplies and services are made on the basis of competitive price, quality and performance, and in a way that preserves Bel’s integrity. Giving or accepting anything of value is inappropriate if it could be reasonably interpreted as an effort to influence a business relationship or decision. The difference between a gift and a bribe is a question of intent. It is impermissible to accept or request any form of kickback or bribe. A bribe or a kickback includes any item or favor provided for the purpose of improperly obtaining favorable treatment or seeking a competitive advantage. Such efforts must not be used to accomplish indirectly what Bel could not properly or legally do directly. A violation of this policy will result in disciplinary action, up to and including termination of employment, as well as potential criminal prosecution.

In certain situations or on certain occasions, small gifts of nominal value may be presented by Bel associates to suppliers, customers or potential customers, such as specialty advertising items bearing the corporate logo, tickets to local sports, civic or cultural events, restaurant meals or refreshments.

Standards governing the acceptance of gifts from suppliers or their agents mirror those relating to the giving of gifts to Bel customers and potential customers, in that acceptance of a significant gift could be construed as improperly influencing the selection of a vendor or the awarding of a contract. It is not necessary to give gifts in order to do business with Bel. Gifts of nominal value may be accepted on an infrequent basis, such as during the holiday season, as a reasonable business courtesy. Routine entertainment by suppliers that is business related – such as business meals, entertainment, recreation, sports outings or cultural events – is acceptable; however, you must obtain your supervisor’s approval. It is not acceptable to solicit gifts, gratuities or business courtesies for personal benefit or the benefit of a Bel associate, family member or friend. Gifts should not be accepted from a supplier or potential supplier during, or in connection with, contract negotiations. Accepting cash or cash equivalents- including checks, money orders, vouchers, gift certificates, loans, stock or stock options- is not acceptable.

If you receive gifts or favors, you must immediately notify your supervisor. In some circumstances, you may be required to return the gift with a letter explaining Bel policy or, if a gift is perishable or impractical to return, you may be required to distribute it to associates or donate it to charity, with a letter of explanation to the donor.

Associates who do business in foreign countries often become aware of customs involving the exchange of gifts or the payment of certain fees. It is Bel’s policy to comply with all applicable laws on these matters, particularly the Foreign Corrupt Practices Act. This law restricts payments to officials of foreign governments, political parties and candidates for office.

Ultimately, you must exercise moderation and prudent business judgment in deciding which situations are unacceptable. If there is ever any doubt as to the acceptability of any gift or entertainment activity, consult your supervisor or Bel’s senior management.

RESPONSIBILITIES TO OUR COMMUNITIES

ENVIRONMENTAL PROTECTION

Bel strives to be an environmentally responsible company and to operate its facilities in compliance with applicable environmental, health and safety regulations and in a manner that has the highest regard for the safety and well-being of its associates and the general public. Necessary permits, approvals and controls are maintained at all Bel facilities, and Bel strives to improve products, packaging and manufacturing operations to minimize their environmental impact.

You are responsible for complying with all applicable environmental laws, regulations and Bel policies and to diligently follow the proper procedures with respect to the handling and disposal of hazardous materials. Bel insists that its suppliers and contractors also follow appropriate environmental laws and guidelines. If you have questions or concerns relating to Bel’s environmental compliance requirements or activities, you should contact your local manager.

RESPONSIBLE SOURCING OF MINERALS

Conflict minerals are specific metals—tantalum, tin, tungsten, and gold—that are derived from ores extracted in "conflict regions" in the African Great Lakes, as specified by U.S. and EU law. Sourcing minerals from these areas may support and contribute to armed conflict and human rights abuses in the region. Bel supports initiatives to reduce or eliminate the funding of such conflicts and abuses, and complies with all relevant laws and regulations governing conflict minerals. Bel has implemented in good faith reasonably designed policies and procedures to prevent conflict minerals from entering our supply chain, as set forth in our Conflict Free Sourcing Statement. Bel associates must follow the guidelines in the Conflict Free Sourcing Statement to help ensure that conflict minerals do not enter our manufacturing process.

NEWS MEDIA INQUIRIES

Providing clear and accurate information to the media and the general public maintains Bel’s integrity in its relationship with the public. Requests for financial or business information about Bel from the media, press, the Securities and Exchange Commission (SEC), NASDAQ, the financial community or the public must be referred to the President/CEO or the Chief Financial Officer. It is critical that you not respond to any such inquiry or contact yourself because any inappropriate or inaccurate response, even a denial or disclaimer of information, may result in adverse publicity and could otherwise seriously affect Bel’s legal position.

Requests for interviews relating to Bel or its affairs, or the issuance of any press releases, must be reviewed and approved in advance by the President/CEO or the Chief Financial Officer. Similarly, Bel- initiated interviews must be approved before they may be scheduled with the media.

PUBLIC ACTIVITIES

Bel is committed to understanding the particular needs of the communities in which it operates and is proud of its contribution to the economic and social development of those locations. Bel encourages its associates, officers and directors to become actively involved in the life of the communities in which Bel operates.

Bel directors, officers and associates are free to:

●	Support community, charitable, religious or political organizations
●	Support causes of their choice
●	Endorse an event, product or service
●	Provide testimonials

You must not use your job title or affiliation in connection with such support, endorsement or testimonial without approval from the President/CEO or the Chief Financial Officer. You also must make it clear that your views and actions do not necessarily represent those of Bel. If you author an article or other publication and plan to be identified as a Bel associate, officer or director, you must first get approval from the President/CEO or the Chief Financial Officer. No Bel associate, officer or director may pressure another associate, officer or director to express a view that is contrary to a personal belief or to contribute to or support a political, religious or charitable cause.

ANTI-CORRUPTION COMPLIANCE

All Bel associates, officers and directors worldwide must comply with Bel policies and procedures applicable to international business transactions and with the legal requirements and ethical standards of each country in which they conduct Bel business, as well as with all U.S. laws applicable in other countries. The Foreign Corrupt Practices Act (“FCPA”) applies to business transactions both inside the U.S. and in other countries. Its requirements relate to accurate and complete financial books and records, transactions with foreign government officials and prohibitions from directly or indirectly offering to pay or provide anything of value to foreign government officials for the purpose of influencing the acts or decisions of foreign officials. Violation of the FCPA can bring severe penalties, and it is mandatory that all associates living or working in foreign countries become familiar with the FCPA and its requirements.

Bel does business throughout the world. Accordingly, it is vital that all Bel associates have a clear and thorough understanding that making payments or political contributions to foreign government officials or government associates, or providing anything of value to such individuals, for an improper purpose, such as securing or retaining business for Bel, is illegal under the laws of the United States and most likely illegal under the laws of the foreign countries in which Bel does business. While in some locations where Bel operates, local customs and traditions may suggest that political contributions or payments for favorable government action or treatment are an unavoidable way of life, Bel associates and authorized representatives throughout the world are strictly prohibited from engaging in such conduct anywhere in the world.

All Bel associates should have a working understanding of what the FCPA prohibits. Under the FCPA, it is unlawful to pay, or to offer to pay or authorize the payment of, anything of value to foreign officials or government associates to obtain or retain business for Bel or to secure an improper commercial advantage. “Anything of value” clearly includes bribes or kickbacks, but is also interpreted broadly to include tangible or intangible items such as gifts, entertainment, travel expenses, charitable donations, political contributions, or hiring an individual or relative. In addition, please note that the prohibition on gifts to government officials has been interpreted to mean "for the benefit of government officials" and thus also prohibits gifts to their relatives, friends and organizations with which they are associated. Please be advised that the law also broadly defines the term “foreign government official” to include, among other things, political candidates, officials in public organizations and associates in state- owned organizations and enterprises.

The FCPA’s prohibition extends to any payments made through the use of intermediaries, such as brokers or sales agents whom Bel associates know or have reason to know will make payments to foreign government officials or government associates. Therefore, no Bel associate or authorized Bel representative should pay or offer or promise to pay, directly or indirectly (i.e., through intermediaries), money or anything of value to any foreign government officials or associates in order to procure or retain business for Bel or to secure an improper commercial advantage for Bel. Moreover, a sufficient investigation should be undertaken to ensure that any such representative does not intend to engage in any improper practices. In determining whether to engage a particular representative, factors such as the representative’s reputation and qualifications, the manner and reasonableness of compensation, the relationship, if any, between the owners and associates of the representative and a foreign official, the presence or absence of any secret partners, the willingness of the representative to fully disclose its relationship with us and the legality of the relationship under local law must be considered.

The FCPA does provide for a very limited exception for payments to facilitate or expedite performance of a “routine governmental action.” This limited exception does not apply to any decision by a foreign official or associate to award new business to Bel, continue doing business with Bel, or to offer an improper commercial advantage to Bel, or to any payment to a foreign official or associate in a position to make any such decision. Determining whether a payment may be made for “routine governmental action” is a complicated task. To ensure Bel's full compliance with the FCPA, no payment of anything of value to a foreign government official or associate may be made or authorized by any Bel associate without consulting in advance with Bel's President/CEO or Chief Financial Officer.

TRADE CONTROLS & SANCTIONS COMPLIANCE

Trade controls and sanctions are laws, regulations, and restrictions on doing business imposed by governments in order to advance their national security and foreign policy interests. Bel is committed to respecting and complying with any trade controls and economic sanctions that our products or business relationships may be subject to worldwide. We must make certain that we strictly follow any relevant obligations imposed by government import/export laws and regulations. We must also ensure that we do not conduct business with countries, entities, or individuals who are subject to government economic sanctions, such as the United States Treasury Department's Office of Foreign Assets Control sanctions programs. Bel associates must additionally be careful not to engage in any international economic boycotts not authorized by the U.S. government.

Failure to ensure the above can result in serious consequences for Bel and Bel associates, including restrictions or prohibitions on Bel's business, and fines and/or imprisonment for individuals. Consequently, all Bel associates must understand and comply with any such laws, regulations, and/or sanctions that may apply to their job responsibilities.

REPORTING VIOLATIONS

Bel associates have many options for seeking compliance advice or reporting misconduct. Associates can contact their supervisor, manager, Human Resources, or use the Ethics Compliance Hotline/Website at http://www.bel.ethicspoint.com/. If you are reporting misconduct regarding senior management, please contact Bel’s Audit Committee or the Ethics Compliance Hotline/Website. Alleged violations of this Code will be investigated by Bel’s senior management or their designees, except that alleged violations by executive officers or directors will be investigated by Bel’s Board of Directors.

Anyone who seeks advice, raises a concern or reports misconduct is following the requirements of this Code. You may access Bel’s Ethics Compliance Hotline/Website at http://www.bel.ethicspoint.com/ to report actual or suspected violations of Bel’s Code or business practices.

If someone is found to have violated this Code or Bel’s business practices, they will be subject to disciplinary action, up to and including termination of employment. In addition, retaliation against anyone who makes a good faith report of misconduct will not be tolerated. Bel will take appropriate disciplinary action, up to and including termination of employment, against individuals engaging in any retaliatory conduct. If you suspect that you or someone you know has been retaliated against for reporting possible misconduct, you should contact your supervisor, manager, Human Resources, Audit Committee, or Bel’s Ethics Compliance Hotline/Website immediately.

Bel’s goal is to provide for prompt and consistent enforcement of this Code, to provide protection for persons reporting questionable behavior, to provide clear and objective standards for compliance and to provide a fair process by which to determine violations.

ETHICS & COMPLIANCE CHECKLIST

When in doubt, ask yourself…

●	Do my actions comply with Bel’s policies and procedures?
●	Am I being fair and honest?
●	Would I be comfortable describing my decision at an all-associate meeting?
●	How will I feel about myself afterward?
●	How would it look in the headlines?
●	What would I tell my child to do?

WAIVERS

Any waiver of Bel’s Code for executive officers or Directors may be made only by Bel’s Board of Directors. Any waivers will be promptly disclosed (along with the reason or reasons for the waiver) as required by law or by the Securities and Exchange Commission (SEC) or NASDAQ.